UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

FCCC, Inc.
(Name of Issuer)

Common Stock, No Par Value
 (Title of Class of Securities)

30246C104
 (CUSIP Number)

Frederick L. Farrar
3502 Woodview Trace, Suite 200
Indianapolis, Indiana 46032
(317) 860-8213
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 27, 2014
 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30246C104

1.	Names of Reporting Persons. Frederick L. Farrar
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 525,000
	8.	Shared Voting Power 641,800(1)(2)
	9.	Sole Dispositive Power 525,000
	10.	Shared Dispositive Power 400,000(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 925,000(1)(2)(3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 33.7%(4)
14.	Type of reporting person (See Instructions) IN
______________
(1)	Includes 241,800 shares held by Bernard Zimmerman & Company, with respect to which the reporting person possesses limited ability to direct voting pursuant to a Voting Agreement dated June 27, 2014.
(2)	Includes 400,000 shares held by Chafre, LLC, of which the reporting person is a co-owner and Manager.
(3)	The reporting person disclaims beneficial ownership of all 241,800 shares for which he holds limited power to direct voting.
(4)
Based upon (i) 1,561,022 shares of Common Stock outstanding of the Company on June 25, 2014, as reported by the Company in its Form 10-K, as filed with the Securities and Exchange Commission on June 27, 2014, and (ii) a total of 1,900,000 shares of Common Stock issuable pursuant to the Purchase Agreement (as defined herein).

Item 1. Security and Issuer

This Statement on Schedule 13D relates to the common stock (the “Common Stock”), no par value, of FCCC, Inc., a Connecticut corporation (the “Company”).  The principal executive offices of the Company are at 200 Connecticut Avenue, 5th Floor, Norwalk, Connecticut 06854.

Item 2. Identity and Background

The reporting person filing this Statement is Frederick L. Farrar, a U.S. citizen, whose address is 3502 Woodview Trace, Suite 200, Indianapolis, Indiana 46268.  Mr. Farrar is expected to become the Chairman, President, Chief Executive Officer, Principal Financial Officer and Director of FCCC, Inc.

During the last five years, the reporting person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Contribution

On June 27, 2014, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”) in which the Company has agreed to sell to the reporting person, Chafre, LLC, LFM Investments, Inc., Charles E. Lanham and Daniel R. Loftus (collectively, the “Purchasers”) an aggregate of 1,900,000 shares of Common Stock for aggregate cash consideration equal to $380,000.00.  The reporting person has agreed to purchase 525,000 shares of Common Stock of the Company under the Purchase Agreement.

Item 4. Purpose of Transaction

The reporting person holds his shares of the Common Stock of the Company for investment purposes.  The reporting person may, from time to time, depending on market conditions and other considerations, purchase additional shares or dispose of some or all of the shares he currently holds.

Pursuant to the Purchase Agreement, the Company has irrevocably appointed and elected each of the reporting person, Daniel R. Loftus and Fred J. Merritt to serve as directors of the Company effective as of a closing under the Purchase Agreement.

Except as set forth above, the reporting person has no plans or proposals which relate to or would result in any of the actions enumerated in clauses (a) through (j) of Item 4 of Schedule 13D under the Securities Exchange Act of 1934, as amended.

Item 5. Interest in Securities of the Issuer

The Company is believed to have 3,461,022 shares of Common Stock outstanding, based upon (i) 1,561,022 shares of Common Stock outstanding of the Company on June 25, 2014, as reported by the Company in its Form 10-K, as filed with the Securities and Exchange Commission on June 27, 2014, and (ii) 1,900,000 shares of Common Stock issued pursuant to the Purchase Agreement.  Upon a closing under the Purchase Agreement the reporting person will beneficially own  925,000 shares or approximately 26.7% of the outstanding Common Stock of the Company and will have sole and/or shared power to vote or to direct the vote and sole power to dispose of or to direct the disposition of such shares as reported.  The reporting person does not own or have the right to acquire, directly or indirectly, any additional shares of Common Stock of the Company.

Except for the transactions described in Item 3 above, during the past sixty days there have been no transactions in shares of Common Stock of the Company by the reporting person.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Pursuant to a Voting Agreement between Bernard Zimmerman & Company, Bernard Zimmerman and the reporting person, dated as of June 27, 2014, the reporting person possesses limited ability to direct the voting of 241,800 shares held by Bernard Zimmerman & Company.

Except as set forth above and in Item 4 of this Schedule 13D, to the best knowledge of the reporting person, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the reporting person and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

Exhibit 1	Securities Purchase Agreement, dated June 27, 2014 (incorporated by reference to Exhibit 10.1 to the Company’s Form 10-K for the fiscal year ended March 31, 2014 (file no. 001-08589)).

Exhibit 2	Power of Attorney (filed herewith).

Exhibit 3	Voting Agreement, dated June 27, 2014 (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 7, 2014
Date

*
Signature

Frederick L. Farrar
Name and Title

*	By signing his name hereto the undersigned does hereby sign this document on behalf of the above-named reporting person pursuant to a power of attorney duly executed thereby.

By:	/s/ Joshua L. Colburn
Joshua L. Colburn
Attorney-in-Fact

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (see 18 U.S.C. 1001).